HeadlandsTech

Financial Statements and Supplemental Information

Headlands Technologies Securities, LLC
Year Ended December 31, 2024
With Report of Independent Registered
Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-69969

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Headlands Technologies Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

110 N Wacker Dr. Floor 54
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Neil M Fitzpatrick	312-601-8643	neil@headlandstech.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

155 North Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Neil M Fitzpatrick _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Headlands Technologies Securities, LLC _____, as of 12/31 _____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

```
AMY MANISCALCO
Official Seal
Notary Public - State of Illinois
My Commission Expires May 31, 2026
```

Notary Public

Signature: _____

Title: _____
Chief Financial Officer

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Headlands Technologies Securities, LLC

Financial Statements and Supplemental Information

Year Ended December 31, 2024

Contents



Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Report of Independent Registered Public Accounting Firm

To the Member and Officers of Headlands Technologies Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Headlands Technologies Securities, LLC (the "Company") as of December 31, 2024, the related statements of operations, changes in member's capital, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 2018.

February 25, 2025

Headlands Technologies Securities, LLC

Statement of Financial Condition

December 31, 2024

Assets

Cash	$	1,035,326
Other assets		4,962
Total assets	$	1,040,288

Liabilities and member's capital

Liabilities:		
Payable to affiliate	$	865
Accrued expenses		20,525
Total liabilities		21,390
Member's capital		1,018,898
Total liabilities and member's capital	$	1,040,288

See accompanying notes.

Headlands Technologies Securities, LLC

Statement of Operations

Year Ended December 31, 2024

Expenses
Regulatory fees	$	66,737
Professional fees		17,809
Employee compensation and benefits		10,380
General and administrative		30,005
Total expenses		124,931
Net loss	$	(124,931)

See accompanying notes.

Headlands Technologies Securities, LLC

Statement of Changes in Member's Capital

Year Ended December 31, 2024

Member's capital at beginning of year	$	143,829
Contribution from Parent		1,000,000
Net loss		(124,931)
Member's capital at end of year	$	1,018,898

See accompanying notes.

Headlands Technologies Securities, LLC

Statement of Cash Flows

Year Ended December 31, 2024

Cash flows from operating activities		
Net loss	$	(124,931)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Other assets		(1,998)
Payable to affiliate		(16,205)
Payable to Parent		(899)
Accrued expenses		125
Net cash used in operating activities		(143,908)
Financing activities		
Contribution from Parent		1,000,000
Net cash provided by financing activities		1,000,000
Net increase in cash		856,092
Cash at beginning of year		179,234
Cash at end of year	$	1,035,326

See accompanying notes.

Headlands Technologies Securities, LLC

Notes to Financial Statements

December 31, 2024

1. Organization and Nature of Operations

Headlands Technologies Securities, LLC (the Company) is a wholly owned subsidiary of Headlands Tech Holdings, LLC (the Parent). The Company was formed in May 2017 in order to operate as a proprietary trading firm in the securities business. The Company is a registered securities broker-dealer under the Securities Exchange Act of 1934. The Company is a member of Financial Industry Regulatory Authority, Inc. (FINRA) and NYSE Chicago (formerly Chicago Stock Exchange, Inc.). NYSE Chicago acts as the Company's designated examining authority. The Company is currently not conducting any securities business.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Cash

Cash includes amounts due from banks in a non-interest bearing account. At December 31, 2024, all cash amounts are held at a major financial institution.

2. Significant Accounting Policies (continued)

Income Taxes

The Company is a limited liability company and is treated as a disregarded entity pursuant to Treasury Regulation Section 301.7701-3 for federal income tax purposes. Generally, disregarded entities are not subject to entity-level federal or state income taxation and, as such, the Company is not required to provide for income taxes under Accounting Standards Codification (ASC) Topic 740-10, *Income Taxes*. The Company's taxable income or loss becomes reportable to the respective members of the Parent due to the treatment of the Parent as a non-taxable flow-through partnership entity for federal income tax purposes. Accordingly, no provision has been made for federal, state or local income taxes of the Company.

The Company has evaluated tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more likely than not to be sustained by the applicable tax authority. Based upon this analysis, there were no tax positions not deemed to meet a more-likely-than-not threshold. Therefore, no tax expense, including any interest and penalties, was recorded in the current period and no adjustments were made to prior periods. Further, the Company does not believe any material tax positions exist and therefore will not be recorded within the next 12 months. To the extent the Company recognizes interest and penalties related to unrecognized tax benefits, they are recorded as income tax expense in the statement of operations.

3. Related-Party Transactions

The Company receives administrative support from the Parent and an affiliate, Headlands Technologies, LLC, including office, facilities and personnel support. The Parent (or affiliate) pays certain of the Company's expenses and the Company reimburses the Parent (or affiliate) in accordance with an expense agreement between the Company and the Parent (or affiliate). For the year ended December 31, 2024, the Company incurred $16,480 of expenses related to administrative support paid or to be paid on behalf of the Company by the Parent (or affiliate). At December 31, 2024, the Company owes the affiliate $865 for 2024 expenses.

	Expenses
Employee compensation and benefits	$ 10,380
General and administrative	5,950
Professional fees	150
Total	$ 16,480

4. General Contingencies

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications to the counterparties under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

5. Legal and Regulatory Risk

The financial services industry faces legal and regulatory risks. The Company is subject to claims and lawsuits brought against the Company in the ordinary course of business. The Company is also subject to inquiries, investigations and proceedings by regulatory and other governmental agencies. Actions brought against the Company may result in settlements, awards, injunctions, fines, penalties and other results adverse to us.

6. Segment Reporting

The Company is not currently trading securities as a broker-dealer. The Company has identified its senior management team as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage

6. Segment Reporting (continued)

the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or withdraw capital. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

7. Net Capital Requirements

The Company is subject to the Uniform Net Capital (Rule 15c3-1) of the Securities and Exchange Commission (SEC). The Company is required to maintain minimum net capital equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. Net capital changes from day to day, but at December 31, 2024, the Company had net capital of $1,013,936, and required net capital of $100,000. At December 31, 2024, the Company's percentage of aggregate indebtedness to net capital was 2.11%. Capital withdrawals are subject to certain notification and other provisions of Rule 15c3-1or other regulatory bodies.

8. Member's Equity

Generally, except as provided under applicable law or the Company's limited liability company agreement, the liability of each Member for the losses, debts, and obligations of the Company shall be limited to such Member's interests in the Company.

9. Subsequent Events

No subsequent events or transactions have occurred through the date the financial statements were issued, that would have materially affected the financial statements as presented herein.

Supplemental Information

Headlands Technologies Securities, LLC

Computation of Net Capital
Pursuant to SEC Rule 15c3-1

December 31, 2024

Net capital

Total member's capital	$	1,018,898
Less nonallowable assets:		
Other assets		4,962
Net capital	$	1,013,936

Required net capital

Net capital requirement (greater of 6 2/3% of aggregate indebtedness or minimum dollar net capital requirement of $100,000)	$	100,000
Excess net capital	$	913,936
Aggregate indebtedness:		
Payable to affiliate	$	865
Accrued expenses		20,525
Total aggregate indebtedness	$	21,390
Percentage of aggregate indebtedness to net capital		2.11%

There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2024, unaudited FOCUS Part IIA report filed on January 16, 2025.